UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Sword, Stanley M
   2800 Rockcreek Parkway


   Kansas City, MO  64117-2551
2. Issuer Name and Ticker or Trading Symbol
   Cerner Corporation (CERN)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   10/00
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Chief People Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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Common Stock                                  10/18/00    X        5,000         A  $26.000000                  D  Direct
Common Stock                                  10/18/00    X        2,500         A  $26.000000                  D  Direct
Common Stock                                  10/18/00    X        2,500         A  $26.000000                  D  Direct
Common Stock                                  10/19/00    S        5,000         D  $50.250000                  D  Direct
Common Stock                                  10/19/00    S        2,500         D  $50.625000                  D  Direct
Common Stock                                  10/19/00    S        2,500         D  $50.968750                  D  Direct
Common Stock                                  10/24/00    X        2,500         A  $26.000000                  D  Direct
Common Stock                                  10/26/00    S        2,500         D  $60.875000   5,883          D  Direct
Common Stock                                                                                     959            I  by Trust

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Non-Qualified Stock Option     $27.000000      10/18/00       X                          5,000            (1)          08/10/10
(right to buy)
Non-Qualified Stock Option     $27.000000      10/18/00       X                          2,500            (1)          08/10/10
(right to buy)
Non-Qualified Stock Option     $27.000000      10/18/00       X                          2,500            (1)          08/10/10
(right to buy)
Non-Qualified Stock Option     $27.000000      10/24/00       X                          2,500            (1)          08/10/10
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
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Non-Qualified Stock Option     10/18/00  Common Stock                   5,000                                   D   Direct
(right to buy)
Non-Qualified Stock Option     10/18/00  Common Stock                   2,500                                   D   Direct
(right to buy)
Non-Qualified Stock Option     10/18/00  Common Stock                   2,500                                   D   Direct
(right to buy)
Non-Qualified Stock Option     10/24/00  Common Stock                   2,500                     -12,500       D   Direct
(right to buy)

Explanation of Responses:

(1)
The options beome exercisable in ten installments at various amounts, commencing April 1, 1999.

SIGNATURE OF REPORTING PERSON
/S/ Sword, Stanley M
DATE